Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 13, 2020

FAIRFAX DONATES US$2 MILLION FOR COVID-19 RELIEF

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U), recognizing the unprecedented widespread economic suffering resulting from the COVID-19 pandemic, is donating US$2 million ($1 million in Canada and $1 million in the United States) to food banks and humanitarian organizations providing relief services to those severely disadvantaged by the COVID-19 pandemic.

“So many of the most vulnerable people in our society are enduring severe economic distress as a result of this pandemic. Fairfax wants to stand among all those individuals and companies who are extending themselves to provide support to those people in the communities throughout Canada and the United States where we operate,” said Prem Watsa, Chair and Chief Executive Officer.

These donations by Fairfax are in addition to donations by Fairfax group companies and their employees to organizations providing services to relieve the extreme needs of disadvantaged individuals created by COVID-19.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946